December 22, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	New Energy Technologies, Inc.
Post-Effective Amendment no. 5 to Form S-1
Filed December 8, 2014
File No. 333-18223

Dear Mr. Ingram,

We serve as counsel to New Energy Technologies, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, please find the following response to the comment letter dated December 18, 2014. For ease of reference we have reproduced the comments below in bold, followed by our response.

General

Comment:

1. The currently filed post-effective amendment terminates at page F-15. Please amend to include a complete filing or advise.

Response:

It appears that a portion of the post-effective amendment was cut off when it was filed on EDGAR; we have refiled to include the complete filing.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

SIERCHIO & COMPANY, LLP

Comment:

2. We note that your registration statement was declared effective on September 11, 2012 and included your audited financial statements for the year ended August 31, 2011. Your post-effective amendments numbers 1 through 4, include audited financial statements for the year ended August 31, 2012. When a prospectus is used for more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. Refer to Section 10(a)(3) of the Securities Act of 1933. As a result, we note that the audited financials contained in post-effective amendment no. 4 went stale on December 31, 2013. However, post-effective amendment no. 5 was filed on December 8, 2014. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security. Please tell us supplementally whether you have made any offers or sales using the prospectus during the period in which your financial statements were not current. If yes, please provide us with a legal analysis of your compliance with Section 5 of the Securities Act.

Response:

Please be advised that the Company completed sale of all of the Units included in the prospectus in February 2013; we have confirmed with the Company and its transfer agent that the Company did not make any offers or sales using the prospectus during the period in which its financial statements were not current.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Elishama Rudolph

Elishama Rudolph

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com